UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CNET NETWORKS, INC.

(Name of Subject Company (Issuer))

CNET NETWORKS, INC.

(Name of Filing Person (Issuer))

0.75% Convertible Senior Notes Due 2024

(Title of Class of Securities)

CUSIP Nos. 12613RAD6 and 12613RAC8

(CUSIP Number of Class of Securities)

GEORGE E. MAZZOTTA

CNET NETWORKS, INC.

235 SECOND STREET

SAN FRANCISCO, CALIFORNIA 94105

(415) 344-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

with copies to: ORA T. FISHER, ESQ. TRACY K. EDMONSON, ESQ. LATHAM & WATKINS LLP 140 SCOTT DRIVE MENLO PARK, CA 94025-3656 (650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$ 125,000,000 aggregate original principal amount (1)	$13,375 (2)

(1)	Estimated solely for the purpose of determining the amount of the filing fee, the transaction value is based upon the book value of the 0.75% Convertible Senior Notes Due 2024 as of the latest practicable date prior to the date of filing.
(2)	Previously paid.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as previously amended (the “Schedule TO”), filed by CNET Networks, Inc., a Delaware corporation (“CNET”). This Amendment relates to the consent solicitation by CNET, pursuant to which CNET is solicited, upon the terms and subject to the conditions set forth in the Consent Solicitation Statement, dated September 13, 2006, as supplemented by the Supplement to the Consent Solicitation Statement, dated October 11, 2006 (the “Consent Solicitation Statement”), the consents of holders of any and all of its $125,000,000 aggregate original principal amount of outstanding 0.75% Convertible Senior Notes due 2024 (the “Securities”) to proposed waivers and proposed amendments to certain provisions of the Indenture (the “Indenture”) dated as of April 27, 2004 between CNET, as issuer, and Wells Fargo Bank, National Association, as trustee (the “Trustee”), under which the Securities were issued. The consent solicitation relating to the Securities pursuant to the Consent Solicitation Statement is referred to herein as the “Consent Solicitation.”

The Consent Solicitation expired at Midnight, New York City Time, on October 18, 2006. CNET has been advised by D.F. King & Co., Inc., as information and tabulation agent, that, pursuant to the terms of the Consent Solicitation, the requirement that holders of at least 70% of the outstanding Securities deliver consents was not satisfied. Therefore, CNET did not accept any of the consents delivered by the holders of the Securities and the Indenture will not be amended. This Amendment amends and supplements the Schedule TO as set forth below.

ITEM 12. EXHIBITS.

(a)(5)(ii)	Press release, dated October 19, 2006.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CNET NETWORKS, INC.

By:	/s/ George E. Mazzotta
Name:	George E. Mazzotta
Title:	Chief Financial Officer

Dated: October 19, 2006

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EXHIBIT INDEX

Exhibit	Description

(a)(5)(ii)	Press Release, dated October 19, 2006.